Ixia Annual Report 2003

Report to Shareholders for the Fiscal Year ended December 31, 2003


Power

Facts, FAQs & Figures

(in thousands, except for per share and employee data)	2003	2002	2001
Net revenues	$ 83,533	$ 67,594	$ 77,157
Gross margin percentage	79.7%	80.3%	78.5%
Net income	8,704	3,410	9,749
Diluted earnings per share	0.14	0.06	0.16
Diluted weighted average shares outstanding	62,227	60,609	61,977
Non-GAAP net income*	12,096	10,083	19,119
Non-GAAP diluted earnings per share*	0.19	0.17	0.31
Cash, cash equivalents and investments	$ 121,923	$ 122,221	$ 116,643
Total assets	185,018	157,661	144,166
Total shareholders' equity	167,054	149,167	137,821
Net cash from operating activities	17,688	14,222	26,055
Employees at year end	287	233	204

Company Profile

Ixia is a leading, global provider of high performance IP network testing solutions. Its highly scalable solutions generate, capture, characterize, and emulate network and application traffic, establishing definitive performance and conformance metrics of network devices or systems under test. Ixia's testing solutions are used by Network and Telephony Equipment Manufacturers, Semiconductor Manufacturers, Service Providers, and large Enterprises to validate the functionality, and reliability of complex IP networks, devices, and applications. Ixia's Real World Traffic™ Suite addresses the growing need to test applications and networks prior to deployment under realistic load conditions. Ixia's analysis solutions utilize a wide range of industry-standard interfaces and are distinguished by their performance, accuracy, reliability, and adaptability to the industry's constant evolution.

** Excludes stock-based compensation and amortization and impairment of intangible assets. See reconciliation of GAAP to Non-GAAP net income and diluted earnings per share on page 27*


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To Our Shareholders,

The technology industry entered 2003 in the midst of a downturn with few positive signs on the immediate horizon. Moving into 2004, the horizon has considerably brightened and many companies are reporting improving results. Network equipment manufacturers, carriers, and enterprises are slowly starting to increase capital equipment spending. Though we faced many challenges in our market segment, Ixia's strategy has remained consistent throughout the last couple of years. We are focused on better serving our current customers and growing our addressable market by continuing to invest in next generation technology, introducing market-leading new products and making small, strategic acquisitions.

This approach served us well in 2003 and positions us for an even more optimistic future as the economy and market strengthen. In 2003, sales grew by approximately 23.6% to $83.5 million from $67.6 million in 2002. Even though we were able to pass significant cost savings onto our customers, we maintained very strong GAAP gross margins of 79.7%. Despite our considerable investments in R&D and sales and marketing, these trends enabled us to steadily grow profits throughout 2003, and we have now achieved profitability for 23 consecutive quarters. For the year, GAAP net income increased 155% to $8.7 million or $0.14 per diluted share. Additionally, we continued to generate significant cash from operations and ended the year with over $121.9 million in cash and investments, even after paying $17.5 million in cash in the third quarter for the rights to the Chariot™ product line.

Our strong financial performance bucked the trend of many technology and telecommunications companies, and we believe our most significant accomplishment over the last few years has been our success in rapidly expanding our market opportunity. When we went public in late 2000, we focused primarily on delivering hardware products to the leading network equipment manufacturers. As IT spending began to decline, we broadened our product offering, made key strategic acquisitions, and increased our sales force and marketing efforts. These investments allowed us to significantly increase our addressable market opportunity, while continuing to closely focus on the needs of our core customers. In 2003, our progress was clearly evident in the over 250 new customers that we added throughout the year, culminating with a record 114 in the fourth quarter of 2003. Comparatively, in all of 2002, we added 121 accounts during the entire year. Our new customers, many of them related to our acquisition of Chariot, ranged from multi-national corporations to smaller enterprise accounts, and included such industry leaders as Morgan Stanley, Ford Motor Company, Northrop Grumman, and Yamaha.

Our demonstrated ability to grow our customer base, while winning market share at leading accounts, is a testament to four primary factors:

- Expansion of our international sales and marketing efforts
- Continuing commitment to investing in R&D and introducing new products
- Growth and leverage of our software initiatives
- Focus on expanding into enterprise and government markets

The expansion of our international reach was focused primarily on the Asia Pacific region, which was a fundamental contributor to our overall success in posting revenue growth of over 100% in 2003. Our 2002 decision to transition from a distributor relationship to a direct sales force in Japan paid great dividends, as sales to this important market helped drive growth throughout the year. At the same time, we also successfully restructured our sales effort throughout the rest of the region, focusing and expanding our channel and distribution network. The success of this effort was clearly evident, as sales expanded in promising markets like China, Singapore, and Taiwan.

Throughout Ixia's history, a key to our success has been our continued development of new products and technologies. Over the past two years, we have developed the most comprehensive 10 Gig product family available, offering LAN, WAN, XAUI and XENPAK load modules and Uni-Phy module that combines the functionality of 10

Gigabit Ethernet and OC-192 Packet over SONET. Demand for 10 Gig products continues to build, contributing $11 million in sales in 2003 and over $3 million in sales in each of the third and fourth quarters. Another success story was our Optixia™ testing platform – a unique traffic generation and analysis tool that offers unprecedented port density and performance. Ahead of its time when it was first introduced, we had key Optixia sales in 2003 to Cisco, Extreme Networks, Siemens, Force 10 and Hewlett Packard.

The technology behind Optixia has been deployed throughout our product line and led to the development of our highly successful TXS cards. These load modules are the first to offer wire-speed Layer 2-3 traffic generation and analysis with high-performance, scalable routing protocol emulation, and true Layer 4 through Layer 7 session emulation on each port. Every port on a TXS Load Module has a dedicated RISC processor running the Linux operating system and a full TCP/IP stack. This architecture provides unrivaled performance and flexibility when testing Internet switches, routers, Web servers, load balancers, secure gateways, firewalls, and any content aware devices that require upper layer protocol emulation running simultaneously with wire-speed packet generation.

The success and performance of our TXS cards goes beyond the sale of the individual load modules. Our customers quickly realized the benefits of running advanced testing software programs on this state-of-the-art performance testing platform. To capitalize on this trend, we focused on our internal development of software test applications and accelerated our entry into this market with the acquisition of the exclusive U.S. and Canadian distribution rights and a perpetual license to the source code for the Chariot product line. These steps resulted in an annual increase of 135% in software revenues, which grew to represent 15% of revenues in the fourth quarter of 2003.

The acquisition of Chariot was the key driver in this growth. IxChariot™, the next generation of Chariot, which was introduced in the fourth quarter of 2003, is a unique software program that allows users to generate realistic enterprise network traffic such as Web, streaming media, VoIP, Multicast, Oracle, and SAP business transactions. This gives IT departments unprecedented visibility into how their networks will perform when advanced services such as multicast, video on demand, or Voice over IP (VoIP) are deployed. Additionally, network equipment manufacturers can now use IxChariot to emulate the transaction environment found in an enterprise network to fully verify the performance characteristics of their devices in real time.

Customers of our Chariot product line have ranged from network equipment manufacturers to carriers, but it is most integral to our efforts to expand our presence into the enterprise market. Prior to Chariot, enterprises rolling out multi-million dollar networks required hundreds of PCs to simulate applications, and additional test tools to generate this traffic. Our compelling value proposition is that we can offer real-world application loads and allow companies to ensure that their investments in mission critical networks do not affect their operations or jeopardize their bottom lines.

In 2003, we targeted the Financial Services vertical; and in less than six months after the Chariot acquisition, we won business from all the leading U.S. stock exchanges and a wide range of financial service companies, including Bank of America, Edward Jones, Merrill Lynch, Morgan Stanley, Wachovia, and Wells Fargo. We believe the success in financial services is the first example of the opportunity in the enterprise market, and we will focus on additional key verticals to take advantage of this large market opportunity. As we target leaders in new verticals, we set the stage for broader penetration, an effort which we believe will be complemented by additional distribution channels in the future.

To complement our expansion into new markets, we will continue to focus on developing new products and selectively making small, technology acquisitions of synergistic companies. In 2003, we introduced a host of advanced products, including our new purpose built Application Load Module (ALM), an integrated hardware and software platform specifically optimized for delivering stateful Layer 4-7 transactions. Additionally, in February of 2004, we announced the introduction of IxVoice™, a comprehensive new family of performance and conformance test tools focused on Voice over IP and IP telephony technologies. This new product line, which opens up a fast growing market for the Company, is a direct result of the acquisition of G3 Nova Technology and its team of experts in developing VoIP and IP test tools.

To help manage our future growth, we have strengthened our management team. Sam Bass, a longtime member of our Board of Directors and a 25 year industry veteran from Xircom and Intel, was appointed Executive Vice President of Operations in March 2003. Later in the year, Alan Amrod joined the Company as Vice President of Marketing, bringing over 20 years of experience, most recently with Alcatel.



Moving forward, we are optimistic that the investments we made in 2003 have created the platform for sustained growth. This year, we will continue to concentrate on introducing new products, investing in R&D, and focusing on delivering strong bottom line results. These are the initiatives that enabled us to achieve impressive results in a tough market and to position us as an even stronger company with a broader base of customers and products for 2004 and beyond.

I'd like to offer my sincere thanks to our employees, customers, directors, advisors, partners, and shareholders for their tremendous ongoing support during the past year. We look forward to updating you on our progress in the coming year.

Sincerely,

Errol Ginsberg
President and Chief Executive Officer



Frequently Asked Questions:

Q &A

Who is Ixia?

- Ixia is a leading, global provider of high performance IP network testing solutions.

What distinguishes us?

- Ixia is an engineering company, started and built by engineers focused on developing IP network testing technology.

What do we do?

- Ixia develops testing solutions that measure the conformance and performance of complex IP networks, devices, and applications.

How do we do it?

- Ixia's highly scalable solutions generate, capture, characterize, and emulate network and application traffic, establishing definitive performance and conformance metrics of the network device or system under test.

FAQs:

Who uses our products?

- Our testing solutions are used by network equipment manufacturers, semiconductor manufacturers, service providers, and large enterprises to test and validate the functionality, reliability, robustness, and performance of networks, devices, and applications.

What does Ixia provide for router testing?

- Ixia provides router emulation, traffic generation, and analysis capabilities that test complex routing topologies consisting of thousands of routers advertising millions of routes. Sophisticated configurations can be created using Ixia's Graphical User Interface, and automated tests can be run using our IxScriptMate™ technology.

What does Ixia provide for Layer 2 & 3 network testing?

- Ixia provides the highest port density and most extensive capabilities for wire-speed Layer 2 and 3 packet generation and analysis of both positive and negative test cases. All common protocols are supported and are configurable using a Graphical User Interface complemented by a comprehensive set of automation test tools.

What does Ixia provide to test realistic network traffic?

- Ixia's Real World Traffic Suite is a fully integrated test solution that simulates Internet-scale clients and servers operating within a network at the application Layer (Layers 4 through 7). The suite can measure device and system performance under realistic load conditions, derived from a library of security and content delivery protocols, as well as several popular business applications.

What does Ixia provide for network conformance validation?

- Ixia's Automated Network Validation Library (IxANVL™) is the industry standard, offering the most comprehensive encapsulation and protocol conformance tests available in the industry. Tests can be run on a stand alone Linux PC or tunneled through Ixia hardware interfaces, allowing for conformance testing and validation assessment on even the fastest network interfaces.

Did revenues accelerate toward the end of the year as the economy started to rebound?

- Despite tight IT spending throughout 2003, Ixia increased revenues sequentially and year-over-year in every quarter of the year, culminating in 28% year-over-year revenue growth in the fourth quarter, and 24% for the year.

FAQs:

Did operating margins improve?

- While the Company increased its investments in R&D and Sales and Marketing throughout 2003, the Company decreased spending as a percentage of revenue every quarter. This reflects the Company's strategy throughout the year of investing heavily for both short and long term growth, while driving more profits to the bottom line.

What does Ixia plan to do with its $122 million in cash and investments?

- We plan to augment our technology portfolio with small acquisitions that target strategic high growth opportunities that are complementary to our core business. Our acquisitions of the Chariot product line in July 2003 and G3 Nova Technology in February 2004 are good examples of this.

What sets Ixia apart from the competition?

- "Commando-Like" Responsiveness – Our customers recognize Ixia as the most responsive company in the Network Test and Measurement market in delivering the necessary products to support their development efforts and meet their quality metrics.

- More Value – Our customers perform highly complex and dynamic testing for less cost, because our solutions deliver greater scalability and performance than the competition.

- One Test Tool – Our customers operate on a single hardware platform with interchangeable interfaces using a single set of applications and Application Programming Interfaces (APIs), resulting in one test tool to learn and use.

- Open Architecture – Our customers depend upon our APIs and Software Development Kit (SDK) to centrally manage, protect, and extend their customized testing methodologies.

What is Ixia's test and measurement architecture?

- Ixia integrates a highly scalable hardware platform with an optimized operating system (IxOS™) that supports a comprehensive set of test and measurement applications. The architecture provides for the emulation of hundreds-to-millions of network users on a single scalable platform, with a mixture of both network and real-world application layer traffic.

FAQs:

What is our position in the industry?

- Ixia is a financially strong and profitable company. Ixia's engineering roots have translated into a highly efficient and disciplined business model that captured substantial market share during one of the most challenging periods in the telecommunications industry. Ixia's ability to rapidly respond to customer needs and introduce new products at a rapid rate has resulted in Ixia achieving a leadership position in the network test and measurement market.

Why test and measure?

To test and measure is to know:

- If the networking device conforms to accepted industry standards.
- If the networking device delivers the required level of performance.
- If the network delivers the required level of performance.

Senior Management Team:



Errol Ginsberg
President and Chief Executive Officer


IXIA

Robert W. Bass
Executive Vice President
Operations


IXIA

David Anderson
Senior Vice President
Worldwide Sales and Business Development


IXIA

Cliff Hannel
Vice President
Engineering



Alan Amrod
Vice President
Marketing



Tom Miller
Chief Financial Officer

Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. The results of operations for the years ended December 31, 2003, 2002 and 2001 are not necessarily indicative of the results that may be expected for any future period. The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto.

Overview

We develop, market and sell systems that allow our customers to measure the performance of their data communications equipment and networks. Our systems generate and analyze data traffic, including business transaction and Voice over IP traffic, which sends voice communication over data networks using a protocol known as the Internet Protocol, or IP. In addition, our products allow customers to analyze the performance, accuracy and reliability of equipment and systems that they either manufacture for sale to others or purchase for use in their own networks. The networks our systems analyze include advanced Ethernet networks, which carry data traffic over optical fiber as well as over electrical cable and are typically used within a single building or a group of buildings. Other networks include Packet Over SONET networks which transmit packets of information over high-speed optical links. Our customers include manufacturers of network equipment, Internet and network service providers, communications chip manufacturers and network users.

Our product offerings include a variety of interface cards, chassis that can hold up to 16 interface cards each and related software products. Our interface cards can generate traffic over a variety of optical and electrical interfaces such as Gigabit Ethernet and Packet Over SONET. The following table sets forth, for the periods indicated, our net revenues by principal product category in dollars and as a percentage of total net revenues:

	Year Ended December 31,					
(in thousands, except percentages)	2003		2002		2001	
Products						
Ethernet interface cards	$ 54,758	65.6%	$ 43,259	64.0%	$ 42,332	54.9%
SONET interface cards	7,832	9.4	11,138	16.5	23,954	31.0
Software	10,548	12.6	4,496	6.6	3,733	4.8
Chassis and other products	10,395	12.4	8,701	12.9	7,138	9.3
Total	$ 83,533	100.0%	$ 67,594	100.0%	$ 77,157	100.0%

Over the last two years, revenue from Ethernet interface cards has increased while revenue from SONET interface cards has decreased. Generally, Ethernet interface cards are used to test equipment that is used at edge of the Internet and in enterprise applications, where demand has been increasing over the last two years. SONET interface cards are used to test equipment that is used in core of the Internet and in telecommunications applications, where demand has weakened over the past two years. Looking forward, we expect demand for our Ethernet interface cards to remain strong and we expect demand for our SONET interface cards to remain sluggish. Over the same time period, software revenues have increased both in dollar terms and as a percentage of revenue. This increase in software revenues is the result of our strategy to use specialized software applications to drive demand for our proprietary hardware platform. Software revenues should continue to increase both in dollar terms and as a percentage of revenue.

Sales to our five largest customers collectively accounted for approximately $33.7 million, or 40.4%, of our net revenues in 2003, $32.8 million, or 48.5%, in 2002 and $28.7 million, or 37.2%, in 2001. To date, we have sold our systems primarily to network equipment manufacturers. While we expect that we will continue to have some customer concentration for the foreseeable future, we have sold our systems to a wide variety of customers. Through December 31, 2003, we had shipped our systems to a total of over 750 customers, including over 450 existing and new customers in 2003. To the extent we develop a broader and more diverse customer base, we anticipate that our reliance on any one customer will diminish.

Net Revenues. Our revenues consist primarily of hardware and software product sales. In some instances our software products are installed on and used in conjunction with our hardware products. At other times our software products are installed and run on other companies' hardware. Our software does not require significant modification or customization, and our sales do not involve any significant future obligations or customer acceptance terms. Accordingly, product revenue from product sales is recognized upon shipment. We warrant the hardware and software components of our products for up to one year after sale. At the time of sale we defer the portion of our revenues that relates to our post-contract support and recognize it ratably over the service period. Revenues from maintenance contracts are deferred and recognized ratably over the term of the contracts.

Cost of Revenues. Our cost of revenues consists of materials, payments to third party manufacturers, salaries and related expenses for manufacturing personnel and the warranty cost of hardware to be replaced during the one-year warranty period. We outsource the majority of our manufacturing operations, and we conduct final assembly, supply chain management, quality assurance, documentation control and shipping at our facility. Accordingly, a significant portion of our cost of revenues consists of payments to our contract manufacturers. Beginning in July 2003, cost of revenues also included royalty and amortization of purchased technology expenses in connection with the rights acquired from NetIQ Corporation related to the Chariot product (for additional information, see Note 4 to the Consolidated Financial Statements). In addition, cost of revenues includes a non-cash component related to the amortization of deferred stock-based compensation allocated to manufacturing personnel.

Gross Margins. Excluding the effects of stock-based compensation, the gross margins of our various interface cards have generally been consistent and have exceeded the gross margins of our chassis. In general, our gross margins are primarily affected by the following factors:

- the pricing we are able to obtain from our component suppliers and contract manufacturers;
- the mix of our products sold, including the mix of software versus hardware sales;
- new product introductions by us and by our competitors;
- changes in our pricing policies and those of our competitors;
- demand for our products;
- expenses related to acquired technologies, such as royalties and amortization of intangible assets;
- production volume; and
- the mix of sales channels through which our products are sold.

In the near term we anticipate gross margins as a percentage of revenue to increase slightly due to reductions of royalty expense expected in the future.

Operating Expenses. We generally recognize our operating expenses as we incur them in three major operational categories: research and development, sales and marketing and general and administrative.

Research and development expenses consist primarily of salaries and related personnel and consulting costs related to the design, development, testing and enhancements of our systems. We expense our research and development costs as they are incurred. We also capitalize and depreciate over a two-year period some costs of our systems used for internal purposes. We expect research and development expenses to increase as we seek to attain our strategic product development objectives and to meet changing customer requirements and technological advances.

Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in sales and marketing and customer support functions, as well as costs associated with promotional and other marketing activities. We expect sales and marketing expenses to increase in line with revenue increases.

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, human resources, information technology and administrative personnel, as well as recruiting and professional fees, insurance costs and other general corporate expenses, including rent. We expect modest sequential increases in general and administrative expenses as the Company continues to grow and implement procedures and policies to comply with regulations introduced by the recently enacted Sarbanes-Oxley Act of 2002.

Amortization of intangible assets consists of the amortization of the purchase price of the various intangible assets over their useful lives.

Periodically we review goodwill and other intangible assets for impairment. An impairment charge is recorded to the extent that the carrying value exceeds the fair value.

Deferred stock-based compensation, recorded in the shareholders' equity section of the balance sheet, represents the difference between the deemed fair value of our common stock for accounting purposes and (1) the exercise price of the options or warrants at the date of grant or (2) the purchase price of the restricted stock. Deferred stock-based compensation is presented as a reduction of shareholders' equity, with amortization recorded over the vesting period which is typically four years.

Interest income represents interest on cash and a variety of securities, including commercial paper, money market funds and government and corporate debt securities.

Income tax expense is determined based on the amount of earnings and enacted federal, state and foreign tax rates, adjusted for allowable credits and the effect of stock option transactions.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, allowance for obsolete inventory, deferred taxes, impairment of long-lived assets and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We apply the following critical accounting policies in the preparation of our consolidated financial statements:

- *Revenue Recognition Policy.* We recognize revenue as discussed in the "Overview" section.

- *Allowance for Doubtful Accounts.* We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

- *Write Down of Obsolete Inventory.* We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand is less favorable than as projected by management, additional inventory write-downs may be required.

- *Deferred Taxes.* Deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance we consider estimates of future taxable income and ongoing prudent and feasible tax planning strategies.

- *Acquisition Purchase Price Allocation.* When we have acquired a business, product line or rights to a product or technology, we allocate the purchase price, including related transaction fees, to the various tangible and intangible assets acquired and the liabilities assumed, based on their estimated fair value. Determining the fair value of certain assets and liabilities acquired is subjective in nature and often involves the use of significant estimates and assumptions. To assist in this process, we may obtain appraisals from valuation specialists for certain intangible assets. Most of the assumptions used to determine fair value are made based on forecasted information. The useful lives of amortizable intangible assets are reviewed for reasonableness periodically by management in light of current conditions.

- *Impairment of Long-Lived Assets.* We evaluate the recoverability of our identifiable definite life intangible assets and other long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") 144 which generally requires that we assess these assets for recoverability when events or circumstances indicate a potential impairment by estimating the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. To the extent that the estimated undiscounted cash flows fall below the carrying value of the intangible or other long lived assets we write down the assets to fair value. Fair value is generally determined based on discounted cash flows. We evaluate the recoverability of our goodwill in accordance with SFAS 142 which requires us to assess our goodwill annually for impairment. Impairment losses are recorded to the extent that the carrying value of the goodwill exceeds the fair value.

- *Contingencies and Litigation.* We evaluate contingent liabilities, including threatened or pending litigation, in accordance with SFAS 5, "Accounting for Contingencies," and we record accruals when the outcome of these matters is deemed probable and the liability can reasonably be estimated. We make these assessments based on the facts and circumstances of each situation and in some instances based in part on the advice of outside legal counsel.

Results of Operations

The following table sets forth certain statement of income data as a percentage of net revenues for the periods indicated:

	Year Ended December 31,		
	2003	2002	2001
Statement of Income Data:			
Net revenues	100.0%	100.0%	100.0%
Cost of revenues[1]	18.9	19.7	21.5
Amortization of purchased technology	1.4	0.0	0.0
Gross profit	79.7	80.3	78.5
Operating expenses:[1]			
Research and development	26.3	30.2	25.1
Sales and marketing	30.0	30.8	25.3
General and administrative	11.0	11.6	11.2
Amortization of intangible assets	1.3	1.4	0.1
Impairment of goodwill and other intangible assets	0.5	2.5	0.0
Total operating expenses	69.1	76.5	61.7
Income from operations	10.6	3.8	16.8
Interest income, net	3.7	4.1	5.2
Income before income taxes	14.3	7.9	22.0
Income tax expense	3.9	2.9	9.4
Net income	10.4%	5.0%	12.6%
[1]Stock-based compensation included in:			
Cost of revenues	0.2%	0.6%	0.9%
Research and development	1.6	4.2	7.9
Sales and marketing	0.2	2.0	4.2
General and administrative	0.3	1.0	2.8
	2.3%	7.8%	15.8%

Comparison of the Years Ended December 31, 2003 and 2002

Net Revenues. In 2003, net revenues increased 23.6% to $83.5 million from the $67.6 million recorded in 2002. This increase in net revenues in 2003 was largely a result of increased sales of our Ethernet products, especially our 10/100 Mbps & Gigabit Ethernet Load Modules and growth in sales of our software products. In addition, this growth was from a combination of both existing and new customers. Sales to our five largest customers collectively accounted for approximately $33.7 million or 40.4% of our net revenues in 2003 compared to $32.8 million or 48.5% of net revenues in 2002.

Gross Profit. Gross profit increased 22.7% to $66.6 million in 2003 from $54.3 million in 2002. Our gross profit margin decreased to 79.7% in 2003 from 80.3% in 2002. This decrease in the gross profit margin was primarily a result of royalties and amortization of purchased technology associated with certain rights acquired from NetIQ Corporation in July 2003. We will pay minimum royalties of at least $500,000 each quarter through December 31, 2004. This decrease was partially offset by an increase in sales of high margin software products and decreasing component costs during 2003 as compared to 2002.

Research and Development Expenses. Research and development expenses increased to $22.0 million in 2003 from $20.4 million in 2002. This increase was primarily due to higher compensation and related benefit costs due to the addition of engineering personnel through internal hiring and acquisitions and to the costs associated with the increased use of third party consultants. This increase was partially offset by a reduction in the amortization of deferred stock-based compensation related to individuals engaged in research and development activities and decreased prototype costs as a result of the timing of the development cycle of our hardware products.

Sales and Marketing Expenses. Sales and marketing expenses increased to $25.1 million in 2003 from $20.8 million in 2002. This increase was primarily due to increases in the number of direct sales and marketing personnel and their associated commissions and benefits. This increase was partially offset by a reduction in the amortization of deferred stock-based compensation related to individuals engaged in sales and marketing activities and a reduction in depreciation on demonstration and evaluation equipment used by our sales force. The reduction in depreciation was a result of fully depreciated demonstration and evaluation equipment meeting the needs of our sales force and to the timing of the introduction of new hardware products which require new capital expenditures for demonstration and evaluation equipment.

General and Administrative Expenses. General and administrative expenses increased to $9.2 million in 2003 from $7.9 million in 2002. This increase was primarily due to increases in employee compensation, recruiting expenses, insurance and accounting expenses. This increase was partially offset by a reduction in the amortization of deferred stock-based compensation related to individuals engaged in general and administrative activities.

Amortization of Intangible Assets. Amortization of intangible assets increased to $1.1 million in 2003 from $941,000 in 2002. This increase was primarily due to amortization of the purchase price of certain rights acquired in July 2003 related to the Chariot product and a full year of amortization of intangible assets related to the ANVL product line that were written down in 2002. These increases were partially offset by a reduction in the amortization of the Caimis intangible assets.

Impairment of Goodwill and Other Intangible Assets. Due to the decline in business conditions in 2002, we restructured our business and realigned resources to focus on profit contribution, high-growth markets and core opportunities. As a result, in 2002, we recorded an impairment charge of $1.7 million related to the impairment of goodwill and purchased intangible assets related to the acquisition of Caimis, Inc., measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill and purchased intangible assets. In 2003, we recorded a further impairment charge of $410,000 for the remaining Caimis, Inc. intangible assets based on revised estimates of the present value of future cash flows because of a decline in potential customer interest for this product.

Interest Income, Net. Net interest income increased to $3.1 million in 2003 from $2.7 million in 2002. This increase was primarily the result of an increase in the amount investments in marketable securities in 2003 as compared to 2002. This increase was partially offset as a result of a decline in interest rates. We incurred minimal interest expense in 2003 and 2002.

Income Tax Expense. Income tax expense increased to $3.3 million in 2003 from $1.9 million in 2002. Income tax expense resulted in an annual effective tax rate of 27.2% in 2003 and 36.3% in 2002. The annual effective tax rate in 2003 and 2002 differs from the statutory rate primarily due to research and development tax credits and the tax benefit from the disqualifying disposition of stock options to the extent that stock-based compensation expense had previously been reflected in the our financial statements offset by nondeductible stock-based compensation charges.

Comparison of the Years Ended December 31, 2002 and 2001

Net Revenues. In 2002, net revenues decreased 12.4% to $67.6 million from the $77.2 million recorded in 2001. This decrease in net revenues in 2002 was largely a result of significant reductions in SONET customer orders due to the slowdown in the economy and in telecommunications spending. These reductions were partially offset primarily by sales to new customers and the introduction of new Ethernet and software products during the year. Sales to our five largest customers collectively accounted for approximately $32.8 million or 48.5% of our net revenues in 2002 compared to $28.7 million or 37.2% of net revenues in 2001.

Gross Profit. Gross profit decreased 10.3% to $54.3 million in 2002 from $60.5 million in 2001. Our gross profit margin increased to 80.3% in 2002 from 78.5% in 2001. This increase in the gross profit margin was primarily a result of decreasing component costs and, to a lesser extent, to an increase in sales of high margin software products during 2002 as compared to 2001.

Research and Development Expenses. Research and development expenses increased to $20.4 million in 2002 from $19.4 million in 2001. This increase was primarily due to higher compensation and related benefit costs due to the addition of engineering personnel through internal hiring and acquisitions and to the costs associated with the increased use of third party consultants. This increase was partially offset by a reduction in the amortization of deferred stock-based compensation related to individuals engaged in research.

Sales and Marketing Expenses. Sales and marketing expenses increased to $20.8 million in 2002 from $19.6 million in 2001. This increase was primarily due to increases in the number of direct sales and marketing personnel and depreciation on demonstration and evaluation equipment used by our sales force. This increase was partially offset by a reduction in the amortization of deferred stock-based compensation related to individuals engaged in sales and marketing activities.

General and Administrative Expenses. General and administrative expenses decreased to $7.9 million in 2002 from $8.6 million in 2001. Stock-based compensation included in general and administrative expenses decreased to $658,000 in 2002 from $2.2 million in 2001. Excluding stock-based compensation, general and administrative expenses increased to $7.2 million in 2002 from $6.5 million in 2001. This increase was primarily due to increases in insurance, utilities and rent expenses. This increase was partially offset by a reduction in the amortization of deferred stock-based compensation related to individuals engaged in general and administrative activities.

Impairment of Goodwill and Other Intangible Assets. Due to the decline in business conditions in 2002, we restructured our business and realigned resources to focus on profit contribution, high-growth markets and core opportunities. As a result, we recorded an impairment charge of $1.7 million related to the impairment of goodwill and purchased intangible assets related to the acquisitions of Caimis, Inc., measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill and purchased intangible assets.

Interest Income, Net. Net interest income decreased to $2.7 million in 2002 from $4.0 million in 2001. This decrease was primarily the result of a decline in short-term interest rates. We incurred minimal interest expense in 2002 and 2001.

Income Tax Expense. Income tax expense decreased to $1.9 million in 2002 from $7.2 million in 2001. Income tax expense was based on an annual effective tax rate of 36.3% in 2002 and 42.6% in 2001. The annual effective tax rate in 2002 and 2001 differs from the statutory rate primarily due to nondeductible stock-based compensation charges and state taxes offset by research and development tax credits.

Liquidity and Capital Resources

As of December 31, 2003 we had cash and cash equivalents of $41.7 million, compared to $58.9 million as of December 31, 2002. Our cash, cash equivalents and short and long term investments when viewed as a whole, totaled $121.9 million as of December 31, 2003 compared to $122.2 million as of December 31, 2002.

Net cash provided by operating activities was $17.7 million in 2003, $14.2 million in 2002 and $26.1 million in 2001. Net cash generated from operations in 2003, 2002 and 2001 was primarily provided by net income adjusted for significant non-cash expenses and changes in working capital requirements.

Cash used in investing activities was $39.7 million in 2003, $73.4 million in 2002 and $8.1 million in 2001. Cash used in investing activities in 2003 consisted of $16.9 million for the net purchase of investment securities, $18.2 million in connection with rights acquired from NetIQ associated with the Chariot product in July 2003 and $4.2 million related to the purchase of property and equipment. Cash used in investing activities in 2002 consisted of approximately $63.4 million for the net purchase of investment securities, $5.2 million in connection with the acquisition in February 2002 of the assets of the ANVL (Automated Network Validation Library) product line from Empirix, Inc. and $4.7 million related to the purchase of property and equipment. Cash used in investing activities in 2001 consisted of approximately $2.0 million in connection with the acquisition in November 2001 of the outstanding capital stock of Caimis, Inc. and $6.1 million of capital expenditures for property and equipment. In February 2004, we paid $5.5 million in cash in connections with the purchase of all of the outstanding capital stock of G3 Nova Technology. In addition, a contingent payment of up to $2.5 million may be paid based upon sales of G3 Nova products in 2004 and 2005.

Financing activities provided net cash of $4.8 million in 2003, $1.4 million in 2002 and $2.6 million in 2001. Financing activities in 2003 and 2002 consisted exclusively of proceeds from the exercise of stock options. Financing activities in 2001 consisted of proceeds from the exercise of stock options and of proceeds from the payment of related party notes receivables.

We believe that our existing balances of cash and cash equivalents and cash flow expected to be generated from our operations will be sufficient to meet our cash needs for at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time, however, financing may not be available on favorable terms, if at all. Our capital requirements will depend on many factors, including the growth rate of our net revenues, our profitability, our capital expenditures, acquisition of key technology, working capital requirements, the timing and extent of spending to support product development efforts and the expansion of our sales, marketing and technical support efforts.

Financial Commitments

Our financial commitments at December 31, 2003 are as follows (in thousands):

Contractual Obligations	Year Ended December 31,					
	Total	2004	2005	2006	2007	2008
Operating leases	$7,737	$1,875	$1,754	$1,695	$1,697	$716
Minimum royalty payments	2,000	2,000	-	-	-	-
Total	$9,737	$3,875	$1,754	$1,695	$1,697	$716

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 has not had a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that certain guarantees be recognized as liabilities at fair value at their inception date and requires certain disclosures by the guarantor in its financial statements about its obligations. The provisions of FIN 45, which were effective for qualifying guarantees entered into or modified after December 31, 2002, did not have a material impact on the Company's financial statements. The disclosure requirements were effective for the quarter ended March 31, 2003.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002, and disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company continues to account for stock-based compensation to its employees and directors using the intrinsic value method prescribed by APB Opinion No. 25, and related interpretations. The Company started making the disclosures required by SFAS 148 in the consolidated financial statements for the year ended December 31, 2002. Accordingly, adoption of SFAS 148 does not impact the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003. The adoption of SFAS 150 did not impact the Company's financial position, cash flows or results of operations.

In December 2003, the SEC issued SAB 104. This staff accounting bulletin revises or rescinds certain sections of SAB 101, which gives interpretative guidance about revenue recognition. SAB 104 makes the interpretive guidance of SAB 101 consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 in December 2003 did not impact the Company's financial position, cash flows or results of operations.

Reconciliation of Non-GAAP to GAAP Net Income and Diluted Earnings per Share

(in thousands, except per share data)	2003	2002	2001
Net income, Non-GAAP	$12,096	$10,083	$ 19,119
Amortization of intangible assets	(2,663)	(2,618)	(57)
Stock-based compensation	(1,919)	(5,305)	(12,188)
Income tax effect	1,190	1,250	2,875
GAAP net income	$ 8,704	$ 3,410	$ 9,749
Diluted earnings per share, Non-GAAP	$ 0.19	$ 0.17	$ 0.31
Amortization of intangible assets	(0.04)	(0.04)	0.00
Stock-based compensation	(0.03)	(0.09)	(0.20)
Income tax effect	0.02	0.02	0.05
GAAP diluted earnings per share	$ 0.14	$ 0.06	$ 0.16

Report of Independent Auditors

To the Board of Directors and Shareholders of Ixia:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ixia and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for long-lived assets, goodwill and other intangible assets as of January 1, 2002.

PricewaterhouseCoopers LLP

Los Angeles, California
January 28, 2004, except for the subsequent event described in Note 12, as to which the date is February 20, 2004

Consolidated Balance Sheets

(in thousands)	December 31, 2003	December 31, 2002
Assets		
Current Assets		
Cash and cash equivalents	$ 41,708	$ 58,865
Short-term investments in marketable securities	22,143	12,050
Accounts receivable, net	17,121	9,351
Inventories	5,585	5,121
Deferred income taxes	4,760	4,150
Income taxes receivable	2,011	–
Prepaid expenses and other current assets	2,167	2,082
Total current assets	95,495	91,619
Investments in marketable securities	58,072	51,306
Property and equipment, net	6,907	7,003
Deferred income taxes	2,381	1,553
Goodwill	1,592	1,592
Intangible assets, net	19,960	4,030
Other assets	611	558
Total assets	$ 185,018	$ 157,661
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 806	$ 960
Accrued expenses	8,825	4,049
Deferred revenue	5,436	1,958
Income taxes payable	2,897	1,527
Total liabilities	17,964	8,494
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Preferred stock, no par value; 1,000 shares authorized and none outstanding	–	–
Common stock, without par value; 200,000 shares authorized at December 31, 2003 and December 31, 2002, respectively, 59,642 and 57,595 shares issued and outstanding as of December 31, 2003 and December 31, 2002, respectively	84,048	79,206
Additional paid-in capital	48,710	47,045
Deferred stock-based compensation	(419)	(3,036)
Accumulated other comprehensive income	59	–
Retained earnings	34,656	25,952
Total shareholders' equity	167,054	149,167
Total liabilities and shareholders' equity	$ 185,018	$ 157,661

The accompanying notes are an integral part of these financial statements

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Net revenues	$ 83,533	$ 67,594	$ 77,157
Cost of revenues[1]	15,761	13,310	16,610
Amortization of purchased technology	1,183	–	–
Gross profit	66,589	54,284	60,547
Operating expenses:[1]			
Research and development	21,980	20,386	19,355
Sales and marketing	25,050	20,817	19,557
General and administrative	9,179	7,852	8,643
Amortization of intangible assets	1,070	941	57
Impairment of goodwill and other intangible assets	410	1,677	–
Total operating expenses	57,689	51,673	47,612
Income from operations	8,900	2,611	12,935
Interest income, net	3,062	2,743	4,035
Income before income taxes	11,962	5,354	16,970
Income tax expense	3,258	1,944	7,221
Net income	$ 8,704	$ 3,410	$ 9,749
Earnings per share:			
Basic	$ 0.15	$ 0.06	$ 0.18
Diluted	$ 0.14	$ 0.06	$ 0.16
Weighted average number of common and common equivalent shares outstanding:			
Basic	58,344	56,902	54,550
Diluted	62,227	60,609	61,977
[1]Stock-based compensation included in:			
Cost of revenues	$ 157	$ 398	$ 729
Research and development	1,316	2,864	6,055
Sales and marketing	166	1,385	3,245
General and administrative	280	658	2,159
	$ 1,919	$ 5,305	$ 12,188

The accompanying notes are an integral part of these financial statements

Consolidated Statements of Shareholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock-based Compensation	Notes Receivable From Shareholders	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance as of December 31, 2000	53,883	$ 75,454	$ 44,007	$ (23,941)	$ (262)	$ -	$ 12,793	$ 108,051
Net income							9,749	9,749
Exercise of stock options and employee stock purchase plan options	1,927	2,310						2,310
Deferred stock-based compensation			(858)	858				-
Amortization of deferred stock-based compensation				12,787				12,787
Forfeiture of stock options			(1,477)	878				(599)
Stock option tax benefit			5,261					5,261
Repayment of note receivables					270			270
Interest receivable from shareholders					(8)			(8)
Balance as of December 31, 2001	55,810	77,764	46,933	(9,418)	-	-	22,542	137,821
Net income							3,410	3,410
Exercise of stock options and employee stock purchase plan options	1,785	1,442						1,442
Deferred stock-based compensation			(127)	127				-
Amortization of deferred stock-based compensation				5,840				5,840
Forfeiture of stock options			(950)	415				(535)
Stock option tax benefit			1,189					1,189
Balance as of December 31, 2002	57,595	79,206	47,045	(3,036)	-	-	25,952	149,167
Net income							8,704	8,704
Cumulative translation adjustment						59		59
Comprehensive income								8,763
Exercise of stock options and employee stock purchase plan options	2,047	4,842						4,842
Amortization of deferred stock-based compensation				2,414				2,414
Forfeiture of stock options			(698)	203				(495)
Stock option tax benefit			2,363					2,363
Balance as of December 31, 2003	59,642	$ 84,048	$ 48,710	$ (419)	$ -	$ 59	$ 34,656	$ 167,054

The accompanying notes are an integral part of these financial statements

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 8,704	$ 3,410	$ 9,749
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,388	4,525	2,858
Amortization of intangible assets	2,255	945	57
Allowance for doubtful accounts	249	(306)	207
Stock-based compensation	1,919	5,305	12,188
Interest receivable from shareholders	–	–	(8)
Deferred income tax	(1,438)	(2,132)	(246)
Impairment of goodwill and other intangible assets	410	1,677	–
Changes in operating assets and liabilities:			
Accounts receivable	(8,019)	(1,511)	4,167
Inventories	(464)	(1,805)	2,273
Income taxes receivable	(2,011)	3,262	2,663
Prepaid expenses and other current assets	(85)	(1,142)	(125)
Other assets	(53)	(351)	5
Accounts payable	(154)	(522)	(3,339)
Accrued expenses	4,776	732	(2,340)
Deferred revenue	3,478	83	(25)
Income taxes payable	3,733	2,052	(2,029)
Net cash provided by operating activities	17,688	14,222	26,055
Cash flows from investing activities:			
Purchases of property and equipment	(4,233)	(4,712)	(6,068)
Purchases of investments	(53,505)	(89,996)	–
Proceeds from redemption and maturity of investments	36,646	26,640	–
Purchase of technology and other intangible assets	(457)	(217)	–
Payments in connection with acquisitions	(18,138)	(5,157)	(1,990)
Net cash used in investing activities	(39,687)	(73,442)	(8,058)
Cash flows from financing activities:			
Exercise of stock options and employee stock purchase plan options	4,842	1,442	2,310
Proceeds from related-party notes receivable	–	–	270
Net cash provided by financing activities	4,842	1,442	2,580
Net increase (decrease) in cash and cash equivalents	(17,157)	(57,778)	20,577
Cash and cash equivalents at beginning of year	58,865	116,643	96,066
Cash and cash equivalents at end of year	$ 41,708	$ 58,865	$ 116,643
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 2,991	$ 450	$ 7,895

The accompanying notes are an integral part of these financial statements

1. Business and Summary of Significant Accounting Policies

Business

Ixia (the "Company") was incorporated on May 27, 1997, as a California corporation. In October 2000, the Company became a public company upon successful completion of its initial public offering. The Company designs and markets high-speed, multi-port network performance analysis systems that generate and analyze data traffic over optical and electrical networks.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

All subsidiaries are consolidated. All significant intercompany transactions and accounts are eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. The Company generally places funds that are in excess of current needs in high credit quality instruments such as money market accounts and commercial paper.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other liabilities are carried at cost, which approximates their fair values because of the short-term maturity of these instruments and the relative stability of interest rates.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Appropriate consideration is given to obsolescence and other factors in evaluating net realizable value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, ranging from two to seven years. Useful lives are evaluated regularly by management in order to determine recoverability in light of current technological conditions. Repairs and maintenance are charged to expense as incurred while renewals and improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the Statement of Income.

Amortization of Intangible Assets and Goodwill Impairment

The Company applies Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," to purchased intangible assets, which are carried at cost less accumulated amortization. Amortization of purchased technology is computed using the greater of (a) the ratio of current revenues to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life. Amortization of other intangible assets is computed using the straight-line method over the economic lives of the respective assets. Goodwill is carried at cost and is tested for impairment annually or whenever events or circumstances occur indicating that goodwill might be impaired. Impairment losses are recorded to the extent that the carrying value of the goodwill exceeds the fair value.

Long-Lived Assets
The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. In the event the expected undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Product Warranty Costs
The Company generally warrants its products for up to one year after sale and provides for estimated future warranty costs at the time revenue is recognized. Accrued product warranty costs are included as a component of accrued expenses on the accompanying balance sheets and are not material.

Revenue Recognition
The Company's revenues consist primarily of hardware and software product sales. In some instances the Company's software products are installed and run on other companies' hardware. At other times, software products are installed on the Company's hardware products and are an integral part of the functionality of the hardware. As such, the Company applies the provisions of the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and SEC Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements."

The Company's products are fully functional at the time of shipment and do not require significant production, modification or customization. As such, revenue from product sales is recognized upon shipment provided that (1) a purchase order has been received or a contract has been executed; (2) title has transferred; (3) the fee is fixed and determinable; and (4) collectibility is deemed probable. Revenue associated with multiple-element arrangements (products and post-contract customer support ("PCS")), is allocated to each element based on vendor-specific objective evidence of fair value. Revenue related to future PCS is initially deferred and subsequently recognized ratably over the term of the service period. Extended warranty and other service revenues are recognized ratably over the respective service periods.

Research and Development
Costs related to research and development of products primarily consist of salaries and related personnel expenses, consulting expenses, prototype expense and the depreciation of our systems used internally for product development. Costs related to research and development are expensed as incurred. Costs incurred to establish the technological feasibility of a software product are considered research and development costs and are expensed as incurred. Once technological feasibility is established, all development costs incurred until general product release are subject to capitalization. To date, the establishment of technological feasibility of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any development costs.

Software Developed for Internal Use
The Company capitalizes costs of software, consulting services, hardware and payroll-related costs incurred to purchase or develop internal-use software. The Company expenses costs incurred during preliminary project assessment, research and development, re-engineering, training and application maintenance phases. To date, capitalized internal use software costs have not been significant.

Advertising

Advertising costs are expensed as incurred. Advertising costs were $867,000, $601,000 and $876,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock-Based Compensation

At December 31, 2003, the Company has three stock-based employee and director compensation plans which are described more fully in Note 8. The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and the related interpretations of FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions involving Stock Compensation." Accordingly, compensation expense related to employee stock options is recorded only if, on the date of the grant, the fair value of the underlying stock exceeds the exercise price. The Company accounts for stock based awards issued to non-employees in accordance with the provisions of SFAS 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force ("EITF") 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees."

The Company calculated the fair value of each option grant on the respective dates of grant using the Black-Scholes option pricing model as prescribed by SFAS 123 using the following assumptions:

	Year Ended December 31,		
	2003	2002	2001
Expected life (in years)	4	5	4
Risk-free interest rates	3%	3%	4%
Dividend yield	0%	0%	0%
Expected volatility	108%	110%	95%

Certain stock options have been granted with exercise prices below the fair market value of the options on the date of grant. The following table illustrates the effect on stock-based compensation, net income and earnings per share on a pro forma basis as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended December 31,		
(in thousands, except per share data):	2003	2002	2001
Stock-based compensation:			
As reported	$ 1,919	$ 5,305	$ 12,188
Additional stock-based compensation expense, net of taxes, determined under the fair value method	10,034	12,593	8,341
Pro forma	$ 11,953	$ 17,898	$ 20,529
Net income (loss):			
As reported	$ 8,704	$ 3,410	$ 9,749
Additional stock-based compensation expense, net of taxes, determined under the fair value method	10,034	12,593	8,341
Pro forma	$ (1,330)	$ (9,183)	$ 1,408
Basic net income (loss) per share:			
As reported	$ 0.15	$ 0.06	$ 0.18
Pro forma	$ (0.02)	$ (0.16)	$ 0.03
Diluted net income (loss) per share:			
As reported	$ 0.14	$ 0.06	$ 0.16
Pro forma	$ (0.02)	$ (0.16)	$ 0.02

Income Taxes
The Company accounts for income taxes using the liability method. Deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Earnings Per Share
Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of employee stock options.

Foreign Currency Translation
Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Where the U.S. dollar is the functional currency, adjustments from the remeasurement of the local currency to the U.S. dollar are recorded in other income, net.

Comprehensive Income
The Company has adopted the provisions of SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources.

Segments
The Company has adopted the provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it did not have any separately reportable business segments as of, and for the years ended, December 31, 2003, 2002 and 2001.

Reclassifications
Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation.

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 has not had a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that certain guarantees be recognized as liabilities at fair value at their inception date and requires certain disclosures by the guarantor in its financial statements about its obligations. The provisions of FIN 45, which were effective for qualifying guarantees entered into or modified after December 31, 2002, did not have a material impact on the Company's financial statements. The disclosure requirements were effective for the quarter ended March 31, 2003.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002, and disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company continues to account for stock-based compensation to its employees and directors using the intrinsic value method prescribed by APB Opinion No. 25, and related interpretations. The Company started making the disclosures required by SFAS 148 in the consolidated financial statements for the year ended December 31, 2002. Accordingly, adoption of SFAS 148 does not impact the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 changes the accounting for certain financial instruments that under previous guidance issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. The guidance in SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective on July 1, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position, cash flows or results of operations.

In December 2003, the SEC issued SAB 104. This staff accounting bulletin revises or rescinds certain sections of SAB 101, which gives interpretative guidance about revenue recognition. SAB 104 makes the interpretive guidance of SAB 101 consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 in December 2003 did not impact the Company's financial position, cash flows or results of operations.

2. Concentrations

Credit Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with reputable financial institutions, and at times, cash balances may be in excess of FDIC insurance limits. The Company extends differing levels of credit to customers, does not generally require collateral, and maintains reserves for potential credit losses based upon the expected collectibility of accounts receivable.

For the years ended December 31, 2003, 2002 and 2001, only one customer comprised more than 10% of net revenues as follows (in thousands, except percentages):

	Year Ended December 31,		
	2003	2002	2001
Amount of net revenues	$ 24,316	$ 23,115	$ 18,799
As a percentage of total net revenues	29%	34%	24%

As of December 31, 2003 and 2002 the Company had receivable balances from the customer approximating 20% and 19%, of total accounts receivable, respectively.

International Revenues

Net revenues from international product shipments were $25.3 million in 2003, $14.3 million in 2002 and $13.3 million in 2001.

Sources of Supply

The Company currently buys a number of key components of its products from a limited number of suppliers. Although there are a limited number of manufacturers of these components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could affect operating results adversely.

3. Selected Balance Sheet Data *(in thousands)*

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31, 2003	December 31, 2002
Trade accounts receivable	$ 17,531	$ 9,512
Allowance for doubtful accounts	(410)	(161)
	$ 17,121	$ 9,351

Investments

The Company's investments as of December 31, 2003 and 2002 consisted of held-to-maturity U.S. government debt and corporate debt securities. Held-to-maturity securities are carried at amortized cost. Amortization of the purchase discounts and premiums is included in interest income. Realized gains and losses and declines in value judged to be other than temporary are included in results of operations. Realized gains and losses are calculated using the specific identification method and were not material to the Company's results of operations in any period presented.

Investments as of December 31, 2003 consisted of the following:

	Carrying Value	Fair Value
Held-to-maturity investments:		
Maturities within one year:		
Corporate debt securities	$ 22,143	$ 22,311
	22,143	22,311
Maturities after one year:		
U.S. government debt securities	22,946	22,991
Corporate debt securities	35,126	35,740
	58,072	58,731
Total investments	$ 80,215	$ 81,042

Investments as of December 31, 2002 consisted of the following:

	Carrying Value	Fair Value
Held-to-maturity investments:		
Maturities within one year:		
U.S. government debt securities	$ 9,047	$ 9,074
Corporate debt securities	3,003	3,001
	12,050	12,075
Maturities after one year:		
U.S. government debt securities	15,044	15,221
Corporate debt securities	36,262	36,712
	51,306	51,933
Total investments	$ 63,356	$ 64,008

Inventories

Inventories consisted of the following:

	December 31, 2003	December 31, 2002
Raw materials	$ 2,085	$ 1,537
Work in process	1,718	1,332
Finished goods	1,782	2,252
	$ 5,585	$ 5,121

Property and Equipment, Net

Property and equipment, net consisted of the following:

	Useful Life *(in years)*	December 31, 2003	December 31, 2002
Computer equipment	3	$ 2,104	$ 1,660
Computer software	3	1,356	1,029
Demonstration equipment	2	10,724	8,699
Furniture and other equipment	5	5,395	4,107
Leasehold improvements	7	703	554
		20,282	16,049
Accumulated depreciation		(13,375)	(9,046)
		$ 6,907	$ 7,003

Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2003	December 31, 2002
Accrued payroll	$ 758	$ 519
Accrued fringe benefits	363	44
Accrued commissions	1,365	736
Accrued bonuses	2,063	42
Accrued sales tax	462	457
Accrued vacation	1,056	830
Employee stock purchase plan payroll deductions	354	249
Accrued royalties	948	-
Other	1,456	1,172
	$ 8,825	$ 4,049

4. Acquisitions

Chariot Product Line

On July 7, 2003, the Company acquired from NetIQ Corporation (i) a perpetual license to the source code for NetIQ's Chariot products for the development, manufacture, marketing and distribution of derivative products (ii) certain additional intellectual property rights associated with the Chariot products and (iii) exclusive U.S. and Canadian distribution rights for NetIQ's existing Chariot products through December 31, 2004. The Chariot products allow users to simulate full-scale enterprise networks with a mixture of traffic types, including VoIP, Multicast, Oracle and SAP business transactions.

These rights were acquired for a total price of $18.1 million, plus royalties on sales of NetIQ's existing Chariot products through December 31, 2004. The $18.1 million consisted of a $17.5 million payment to NetIQ and acquisition-related expenses. The Company will pay a minimum royalty of $500,000 each quarter, subject to certain credits in the event of payment of the minimum royalty. Between September 1, 2004 and January 15, 2005, the Company may exercise an option to purchase the remaining assets of NetIQ's Chariot business, including international distribution rights, for a cash payment of $2.5 million.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition *(in thousands)*:

Purchased technology	$ 16,561
Other intangible assets	1,577
Total assets acquired	$ 18,138

The acquired other intangible assets consisted of $591,000 for trademark rights, $395,000 for workforce and $591,000 for customer relationships. The purchased technology is being amortized using the greater of (a) the ratio of current revenues to the total of current and anticipated future revenues or (b) the straight-line method over the remaining estimated economic life of seven years. Other intangible assets are being amortized using a straight-line method over their expected useful lives of between 4 and 7 years.

5. Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 142 established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition as well as how they are to be accounted for after they have been initially recognized in the financial statements. SFAS 144 established new standards requiring that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell and also set forth requirements for recognizing and measuring impairment losses on certain long-lived assets to be held or used.

The following table presents 2003 details of the Company's total purchased intangible assets *(in thousands)*:

Description	Gross	Accumulated Amortization	Accumulated impairment	Net
Goodwill	$ 2,451	$ –	$ (859)	$ 1,592
Other intangible assets:				
Unpatented technology	$ 21,281	$ (2,435)	$ (1,098)	$ 17,748
Non-compete	856	(573)	(61)	222
Trademark	591	(41)	–	550
Workforce	395	(49)	–	346
Customer relationships	591	(72)	–	519
Other	660	(85)	–	575
	$ 24,374	$ (3,255)	$ (1,159)	$ 19,960

The following table presents 2002 details of the Company's total purchased intangible assets *(in thousands)*:

Description	Gross	Accumulated Amortization	Accumulated impairment	Net
Goodwill	$ 2,451	$ –	$ (859)	$ 1,592
Other intangible assets:				
Unpatented technology	$ 4,719	$ (651)	$ (688)	$ 3,380
Non-compete	856	(327)	(61)	468
Other	206	(24)	–	182
	$ 5,781	$ (1,002)	$ (749)	$ 4,030

Amortization expense for the years ended December 31, 2003, 2002 and 2001 was $2.3 million, $945,000 and $57,000, respectively.

The estimated future amortization expense of purchased intangible assets as of December 31, 2003 is as follows *(in thousands)*:

2004	$ 3,466
2005	3,276
2006	3,251
2007	3,128
Thereafter	6,839
	$ 19,960

Due to the decline in business conditions in 2002, the Company restructured its business and realigned resources to focus on profit contribution, high-growth markets and core opportunities. As a result, the Company recorded an impairment charge of $1.7 million related primarily to the impairment of goodwill and purchased intangible assets related to the October 2001 acquisition of Caimis, Inc. The impairment charge was measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill and purchased intangible assets. In the second half of 2003, the interest of potential customers in products related to the Caimis acquisition diminished. As the Company does not anticipate further development or marketing efforts related to these products to generate additional demand, the Company recorded an impairment charge of $410,000 for the remaining unpatented technology related to Caimis, Inc. based on estimates that the carrying value exceeded the present value of future cash flows.

6. Income Taxes

Income tax expense consisted of the following:

(in thousands)	Year Ended December 31, 2003	2002	2001
Current:			
Federal	$ 3,643	$ 3,087	$ 7,509
State	1,381	1,003	(41)
Foreign	195	–	–
Deferred:			
Federal	(668)	(928)	(148)
State	(1,338)	(1,173)	(99)
Foreign	45	(45)	–
	$ 3,258	$ 1,944	$ 7,221

The net effective income tax rate differed from the federal statutory income tax rate as follows:

(in thousands)	Year Ended December 31, 2003	2002	2001
Federal statutory expense	$ 4,215	$ 1,874	$ 5,940
State taxes, net of federal benefit	328	309	441
Research and development credits	(901)	(1,627)	(1,339)
Stock-based compensation	(407)	1,163	2,120
Impairment of goodwill	–	334	–
Other	23	(109)	59
Income tax expense	$ 3,258	$ 1,944	$ 7,221
Net effective income tax rate	27.2%	36.3%	42.6%

The primary components of temporary differences that gave rise to deferred taxes were as follows:

(in thousands)	December 31, 2003	December 31, 2002
Deferred tax assets:		
State income taxes	$ 60	$ 11
Allowance for doubtful accounts	159	63
Depreciation and amortization	680	538
Research and development credit carryforward	1,261	908
Warranty accruals	45	76
Deferred revenue	2,105	762
Stock-based compensation	1,421	2,392
Inventory adjustments	628	481
Net operating loss carryforward	297	362
Other	485	110
Total deferred tax assets	7,141	5,703
Current	4,760	4,150
Non-current	$ 2,381	$ 1,553

Realization of the December 31, 2003 deferred tax assets is dependent on the Company generating sufficient taxable income in the future. Although realization is not assured, the Company believes it is more likely than not that the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced.

As of December 31, 2003, the Company had net operating losses for both federal and state income tax purposes of approximately $733,000 and $1.0 million, respectively, which expire at various dates between 2009 and 2019. These net operating losses can be carried forward to offset future taxable income, if any. Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return (usually the "applicable federal funds rate" as defined in the Internal Revenue Code) and the value of the corporation at the time of a "change in ownership" as defined by Section 382. The annual limitation under Section 382 of the Internal Revenue Code is approximately $98,000.

The Company also has state research and development credit carryforwards of approximately $1.4 million which begin to expire in 2021.

Cumulative undistributed earnings of foreign subsidiaries for which no deferred income taxes have been provided approximated $811,000 at December 31, 2003. Deferred income taxes on these earnings have not been provided as these accounts are considered to be permanent in duration.

Notes to Consolidated Financial Statements

7. Commitments and Contingencies

Leases

The Company leases its facilities and certain computer equipment under noncancelable operating leases for varying periods through May 2008, excluding options to renew. The following are the future minimum commitments under these leases (in thousands):

Year Ending December 31,	
2004	$ 1,875
2005	1,754
2006	1,695
2007	1,697
Thereafter	716
	$ 7,737

Rent expense for the years ended December 31, 2003, 2002 and 2001 was approximately $1.8 million, $1.6 million and $1.4 million, respectively.

Litigation

From time to time, certain legal actions may arise in the ordinary course of the Company's business. To date, such legal actions have not had a material adverse effect on the Company's financial position, results of operations or cash flows.

8. Shareholders' Equity

Stock Options

The Company's 1997 Stock Option Plan, as amended (the "1997 Plan"), provides for the issuance of stock-based awards to qualified employees, employee directors and consultants of the Company. The stock-based awards may include incentive stock options or nonqualified stock options. Options become exercisable over a vesting period as determined by the Board of Directors and expire over terms not exceeding 10 years from the date of grant. The exercise price for options granted under the 1997 Plan may not be granted at less than 100% of the fair market value of the Company's common stock on the date of grant (110% if granted to an employee who owns more than 10% of the voting shares of the outstanding stock). Options generally vest over a four-year period. In the event the holder ceases to be employed by the Company, all unvested options are forfeited and all vested options may be exercised within a period of up to 30 days after optionee's termination for cause, up to three months after termination other than for cause or as a result of death or disability, or up to six months after termination as a result of disability or death. As of December 31, 2003, the Company has reserved 23.5 million shares of its common stock for issuance under the 1997 Plan, 4.8 million shares of which were available for future grant as of such date.

The Company's Director Plan (the "Director Plan") was approved by our shareholders in September 2000 and provides for the issuance of stock-based awards to Company non-employee directors. The Company has reserved a total of 200,000 shares of common stock for issuance under the plan. The option grants under the plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date. The plan provides for an initial grant to a non-employee director of an option to purchase 10,000 shares of common stock upon the director's initial election or appointment to the board. The plan also provides for each non-employee director to be granted an option to purchase 5,000 shares of common stock upon the director's re-election to the board at an annual meeting of shareholders, provided the director has served as a non-employee director for at least six months preceding the date of the annual meeting. The grants become exercisable in four equal quarterly installments commencing on the last day of the calendar quarter in which the option is granted. The plan will terminate in September 2010, unless terminated sooner by the Board of Directors. As of December 31, 2003, the Director Plan had 145,000 shares available for future grant.

The following table summarizes information relating to stock option activity under the above plans for the years ended December 31, 2003, 2002 and 2001 *(in thousands, except per share data)*:

	Outstanding Options Number of Shares	Weighted Average Exercise Price Per Share
Options Outstanding as of December 31, 2000	10,773	$ 2.67
Granted	2,644	11.91
Exercised	(1,861)	0.86
Canceled	(698)	4.36
Options Outstanding as of December 31, 2001	10,858	5.13
Granted	3,213	6.85
Exercised	(1,589)	0.36
Canceled	(793)	8.60
Options Outstanding as of December 31, 2002	11,689	6.02
Granted	1,858	7.31
Exercised	(1,603)	2.13
Canceled	(932)	8.18
Options Outstanding as of December 31, 2003	11,012	$ 6.62

The weighted-average grant-date fair value of options granted during 2003, 2002 and 2001 was $5.08, $5.41 and $8.03 per share, respectively. The fair value was determined using the Black-Scholes option pricing model.

Deferred stock-based compensation, recorded in the shareholders' equity section of the balance sheet, represents the difference between the exercise price of the options and the deemed fair value of the Company's common stock for accounting purposes at the date of grant. The deferred stock-based compensation is recognized as stock-based compensation expense in the statements of income over the related vesting periods of the options. For the years ended December 31, 2003 and 2002, deferred stock-based compensation decreased by $203,000 and $542,000, respectively, as a result of the forfeiture of stock options and changes in the market value of the Company's common stock that affected certain equity instruments which received variable accounting treatment.

For the years ended December 31, 2003, 2002 and 2001, amortization of deferred stock-based compensation related to stock option grants included in the accompanying statements of income was approximately $1.9 million, $5.3 million and $11.1 million, respectively. Annual amortization of deferred stock-based compensation as of December 31, 2003 is expected to be $419,000 for the year ending 2004. The amount of deferred stock-based compensation expense to be recorded in future periods could decrease if options for which unearned compensation has been recorded are forfeited or repurchased.

Additional information with respect to stock options outstanding as of December 31, 2003 is as follows *(in thousands, except per share data)*:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 0.02 to $ 0.37	2,023	5.8	$ 0.33	1,908	$ 0.33
2.00 to 4.10	1,936	5.5	3.35	969	2.97
4.22 to 7.00	1,906	5.7	6.02	629	6.73
7.08 to 8.50	1,873	7.7	8.06	527	8.37
8.58 to 12.04	1,887	6.8	10.07	865	9.91
12.33 to 21.50	1,387	7.4	14.54	828	14.86
$ 0.02 to $ 21.50	11,012	6.4	$ 6.62	5,726	$ 5.77

Employee Stock Purchase Plan

The employee stock purchase plan was adopted and approved in September 2000. The plan became effective upon the closing of the Company's initial public offering in October 2000. The Company has reserved a total of 1.0 million shares of common stock for issuance under the plan, together with the potential for an annual increase in the number of shares reserved under the plan on May 1 of each year. As of December 31, 2003, 294,000 shares were available for future issuance. For the years ended December 31, 2003 and 2002 444,000 and 196,000 shares, respectively, were issued under the plan.

The plan permits eligible employees to purchase common stock, subject to limitations as set forth in the plan, through payroll deductions which may not exceed the lesser of 15% of an employee's compensation or $25,000 per annum.

Unless the Board of Directors determines otherwise, the plan is implemented in a series of overlapping 24-month offering periods with new offering periods commencing on May 1 and November 1 of each year. Each offering period is divided into four consecutive six-month purchase periods. All participants in an offering period are granted an option on the first day of the offering period, and the option is automatically exercised on the last day of each purchase period throughout the offering period. The purchase price of the Company's common stock for each purchase period within an offering period is 85% of the lesser of the fair market value per share on the first trading day of the offering period or on the last trading day of the applicable purchase period, whichever is lower. If the fair market value per share on the last trading day of a purchase period is less than on the first day of the offering period, participants are automatically re-enrolled in a new offering period.

Warrants

As of December 31, 2003 there were warrants outstanding to purchase 50,000 shares of common stock with an exercise price $7.00 per share.

9. Retirement Plan

The Company provides a 401(k) Retirement Plan (the "Plan") to eligible employees who may authorize contributions up to IRS annual deferral limits to be invested in employee elected investment funds. As determined annually by the Board of Directors, the Company may contribute matching funds of 50% of the employee contributions up to $2,500. These matching contributions vest based on the employee's years of service with the Company. For the years ended December 31, 2003, 2002 and 2001, the Company expensed and made contributions to the Plan in the amount of approximately $492,000, $379,000 and $349,000, respectively.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

(in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Basic Presentation			
Numerator:			
Net income	$ 8,704	$ 3,410	$ 9,749
Denominator:			
Weighted average common shares	58,363	56,996	54,789
Adjustment for common shares subject to repurchase	(19)	(94)	(239)
Adjusted weighted average common shares	58,344	56,902	54,550
Basic net income per share	$ 0.15	$ 0.06	$ 0.18
Diluted presentation			
Denominator:			
Shares used above	58,344	56,902	54,550
Weighted average effect of dilutive securities:			
Stock options	3,864	3,613	7,188
Common shares subject to repurchase	19	94	239
Denominator for diluted calculation	62,227	60,609	61,977
Diluted net income per share	$ 0.14	$ 0.06	$ 0.16

The diluted per share computations for the years ended December 31, 2003, 2002 and 2001, excludes employee stock options to purchase 4.6 million, 5.9 million and 309,000 shares, respectively, which were antidilutive.

11. Related Party Transactions

Revenues from companies in which a director/shareholder of the Company is a significant shareholder or in which certain directors of the Company are directors of a parent company, totaled $1.6 million and $2.2 million for the years ended December 31, 2002 and 2001, respectively. There were no related party transactions in the year ended December 31, 2003. There were no related party accounts receivable as of December 31, 2003 and 2002.

12. Subsequent Event

On February 20, 2004, the Company completed the acquisition of all of the outstanding capital stock of G3 Nova Technology ("G3 Nova"). Based in Westlake Village, California, G3 Nova develops and sells Voice over IP test tools for enterprise call centers, communication networks and network devices. The purchase price included $5.5 million in cash and 307,000 shares of the Company's common stock. In addition, a contingent payment of up to $2.5 million may be paid based upon sales of G3 Nova products in 2004 and 2005.

13. Quarterly Financial Summary (Unaudited)

	Three Months Ended							
	Dec. 31 2003	Sep. 30 2003	Jun. 30 2003	Mar. 31 2003	Dec. 31 2002	Sep. 30 2002	Jun. 30 2002	Mar. 31 2002
	(in thousands, except per share data)							
Statement of Income Data:								
Net revenues	$ 23,049	$ 21,635	$ 20,036	$ 18,813	$ 18,034	$ 16,864	$ 17,254	$ 15,442
Gross profit	17,928	16,894	16,263	15,504	14,501	13,447	13,872	12,464
Income before income taxes	3,324	3,226	3,286	2,126	314	1,613	1,772	1,655
Net income	2,313	2,413	2,466	1,512	225	1,154	1,063	968
Earning per share:								
Basic	$ 0.04	$ 0.04	$ 0.04	$ 0.03	$ 0.00	$ 0.02	$ 0.02	$ 0.02
Diluted	$ 0.04	$ 0.04	$ 0.04	$ 0.02	$ 0.00	$ 0.02	$ 0.02	$ 0.02

Corporate Information

Board of Directors

Jean-Claude Asscher
Chairman of the Board
[illegible]
President, Tekelec-Airtronic, S.A.

Errol Ginsberg
President and Chief Executive Officer
[illegible]

Howard Oringer
Managing Director
Communications Capital Group

Jon F. Rager
President
[illegible] Rager Meyer CPAs

Massoud Entekhabi
Managing Director
Smith Equity Partners LLC

Executive Officers

Errol Ginsberg
President and Chief Executive Officer

Robert W. Bass
Executive Vice President
Operations

David Anderson
Senior Vice President
Worldwide Sales and
Business Development

Cliff Hannel
Vice President
Engineering

Alan Amrod
Vice President
Marketing

Mark MacWhirter
Vice President
Software Development

Tom Miller
Chief Financial Officer

Joseph A. Noble
Vice President
Asia Pacific Sales

Independent Accountants

PricewaterhouseCoopers LLP
Los Angeles, CA

Legal Counsel

Bryan Cave LLP
Santa Monica, CA

Transfer Agent

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204
818.502.1404

Corporate Headquarters

Ixia
26601 West Agoura Road
Calabasas, CA 91302
818.871.1800

Common Stock

The Company's common stock is quoted on the Nasdaq National Market under the symbol XXIA.

Web Site

Additional information about the Company is available on its web site at www.ixiacom.com

Annual Meeting of Shareholders

9:00 AM, Thursday
May 13, 2004
Renaissance Hotel
30100 Agoura Road
Agoura Hills, CA 91301

IXIA

Phone 877 FOR IXIA
International + 818.871.1800
www.ixiacom.com